Exhibit 99.1

Orion Engineered Carbons S.A.
Société anonyme
Registered office: 6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B 160558

CONVENING NOTICE FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF ORION ENGINEERED CARBONS S.A., EACH TO BE HELD ON APRIL 16, 2019

Dear Shareholders of Orion Engineered Carbons S.A. (the “Shareholders”),

The Board of Directors (the “Board of Directors”) of Orion Engineered Carbons S.A., a société anonyme having its registered office at 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register under registration number B 160558 (the “Company”), hereby convenes, in accordance with the provisions of article 10 of the articles of association of the Company, an annual General Meeting of the Shareholders (the “Annual General Meeting”) and an extraordinary General Meeting of the Shareholders (the “Extraordinary General Meeting” and together with the Annual General Meeting, the “General Meetings”).

The Annual General Meeting will be held through private deed and convene on Tuesday, April 16, 2019, at 1:00 P.M. CET, at the registered office of the Company at:

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg

The following is the agenda of the Annual General Meeting (the “AGM Agenda”):

1)
Presentation of the management report by the Board of Directors and the reports of the independent auditor of the Company in relation to the annual accounts and the consolidated financial statements of the Company for the financial year that ended on December 31, 2018.

2)	Approval of the annual accounts of the Company for the financial year that ended on December 31, 2018.

3)	Approval of the consolidated financial statements of the Company for the financial year that ended on December 31, 2018.

4)	Allocation of results and approval of the payment by the Company of interim dividends in the aggregate amount of EUR 40,526,180.56 during the financial year that ended on December 31, 2018.

5)	Discharge of the current members of the Board of Directors of the Company for the performance of their mandates during the financial year that ended on December 31, 2018.

6)	Discharge of the independent auditor of the Company for the performance of its mandate during the financial year that ended on December 31, 2018.

Exhibit 99.1

7)
Appointment of an independent auditor (Réviseur d’Entreprises agréé) with respect to the annual accounts and the consolidated financial statements of the Company for the financial year ending on December 31, 2019.

8)
Approval of compensation of the Board of Directors for the period commencing on January 1, 2019, and ending on December 31, 2019, consisting of (i) an aggregate cash amount of EUR 740,000 to be paid to the Board of Directors and (ii) an amount of USD 100,000 to be paid to each Director, other than those receiving salary from the Company or its affiliates, in the form of equity based awards (based on the grant date fair market value of such awards), as determined from time to time by the Board of Directors.

The Extraordinary General Meeting will be held in front of a public notary and convene on Tuesday April 16, 2019, at 3:00 P.M. CET, at the registered office of the Company at:

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg

The following is the agenda of the Extraordinary General Meeting (the “EGM Agenda”):

1)
Partial Renewal of the Company’s authorized share capital concerning up to five million shares under Article 6 of the Company’s articles of association for a period of five years starting from the date of this Extraordinary General Meeting and respective amendment of the Company’s articles of association.

Important information concerning procedures for attendance and voting at each of the General Meetings, the record date for each of the General Meetings and other relevant matters relating to the General Meetings is set forth in this convening notice below. You are urged to read the following pages carefully and to follow the procedures set forth herein for casting your votes at the General Meetings.

Orion Engineered Carbons S.A.
The Board of Directors

* * * * * * * * * * * * * * * * * * * * * *

The Company is a foreign private issuer under the United States federal securities laws, and as such is not subject to those provisions of United States federal securities laws, and to the rules and regulations of the United States Securities and Exchange Commission, relating to disclosures in connection with shareholder meetings, including the form and contents of proxy statements and proxy cards. Accordingly, this convening notice does not contain all the disclosures typically found in a proxy statement prepared by a domestic U.S. issuer in accordance with United States federal securities laws.

Procedures for Voting and Attendance at each of the General Meetings

The Company urges each Shareholder to cast its vote at each of the General Meetings by completing, signing, dating and returning the proxy made available by the Company for use at the applicable General Meeting in accordance with the instructions below.

Only holders of record of the Company’s common shares (the “Common shares”) outstanding on March 11, 2019, at 11:59 P.M. CET (the “Record Date”) are entitled to attend and vote at the Annual General Meeting and Extraordinary General Meeting.

As of the date of this convening notice, the Company has 60,035,579 Common Shares outstanding. Each Shareholder is entitled to one vote for each Common Share held of record by such Shareholder as of the

Exhibit 99.1

Record Date, on each matter submitted to a vote at a General Meeting, except that voting rights attached to Common Shares repurchased and held by the Company on the Record Date are suspended. The Company has repurchased and, as of the date of this convening notice, still holds 517,081 of its own Common Shares. All Common Shares represented by proxy for a General Meeting duly executed and received by 11:59 P.M. CET on April 10, 2019 (the “Voter Deadline”) will be voted at the applicable General Meeting in accordance with the terms of the proxy. If no voting instruction is indicated in the proxy, the proxyholders will vote in favor of all proposals described in this convening notice for such General Meeting. If any other item is properly added to the agenda for a General Meeting under the Company’s articles of association or Luxembourg law, proxies for such General Meeting will be voted in accordance with the best judgment of the proxyholders. Generally, only the items appearing in this convening notice and agenda for each General Meeting can be voted on at such General Meeting. A Shareholder may revoke a proxy for a General Meeting by (i) submitting a document revoking it prior to the Voter Deadline, (ii) submitting a duly executed proxy bearing a later date prior to the Voter Deadline or (iii) attending such General Meeting and voting in person.

You may cast your vote at a General Meeting by marking, signing and dating the proxy card for such General Meeting and returning it in the enclosed envelope (postage within the United States paid; or in another envelope, postage to be paid), to American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219-9821 U.S.A. Proxy cards that are mailed must be received by American Stock Transfer & Trust Company, LLC at the above address by the Voter Deadline. No postage is required for mailing of the enclosed envelope in the United States. The Company will bear the cost of soliciting proxies with respect to the matters to be voted on at the General Meetings.

If you hold your Common Shares through a bank, brokerage firm or other agent and do not give instructions to your bank, brokerage firm or other agent as to how your shares should be voted at each of the General Meetings, the Common Shares that you hold through a bank, brokerage firm or other agent will not be voted at the applicable General Meeting. The Company therefore urges all Shareholders who hold their Common Shares through a bank, brokerage firm or other agent to promptly provide voting instructions in accordance with the procedures of their bank, brokerage firm or other agent.

Directors, executive officers and employees of the Company may solicit proxies in person or by mail, telephone, fax or email, but will not receive any additional compensation for these services. The Company may reimburse brokers and others for their reasonable expenses in forwarding proxy solicitation material to the beneficial owners of Common Shares. The Company may retain a proxy solicitation firm to assist in the solicitation of proxies for the General Meetings.

Each Shareholder of record who holds one or more Common Shares on the Record Date will be admitted to participate and vote in the General Meetings. A holder of Common Shares held through an operator of a securities settlement system or recorded as book-entry interests in the accounts of a professional depositary who wishes to attend a General Meeting should receive from such operator or depositary a certificate certifying (i) the number of Common Shares recorded in the relevant account on the Record Date and (ii) that such Common Shares are blocked until the closing of the applicable General Meeting. The certificate should be submitted to the Company no later than the Voter Deadline. If you plan to attend a General Meeting, you are kindly requested to notify the Company thereof in writing and provide your name, address and telephone number and any other necessary materials before the Voter Deadline by post to the registered office of the Company located at 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg, or by email to investor-relations@orioncarbons.com.

Admittance of Shareholders to a General Meeting and acceptance of written voting proxies will be governed by Luxembourg law.

Right to Add Items to the Agenda of the General Meetings and to Table Draft Resolutions

One or more Shareholders of record holding at least 10% of the outstanding Common Shares (excluding, for the avoidance of doubt, any Common Shares repurchased by the Company) may add items to the

Exhibit 99.1

agenda of either General Meeting, provided that each such item is accompanied by a justification or a draft resolution to be adopted in the applicable General Meeting. If you plan to add items to the agenda of either General Meeting, you must notify the Company thereof in writing and provide your name, address and telephone number by registered mail to the registered office the Company located at 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg, or by email to investor-relations@orioncarbons.com. Your request must be received by the Company no later than April 9, 2019.

Quorum/Majority

The Annual General Meeting will deliberate validly regardless of the number of Common Shares present or represented by proxy.

Resolutions will be adopted by a simple majority of the votes validly cast at the Annual General Meeting.

The Extraordinary General Meeting will only deliberate validly if at least half of the share capital is present or represented. Should the quorum requirement of half of the share capital not be met, then in accordance with article 12 of the Company’s articles of association, a second extraordinary general meeting of Shareholders may be convened, by means of a notice published at least fifteen (15) days before the meeting. The second extraordinary General Meeting shall validly deliberate regardless of the proportion of the capital represented.

Resolutions will be adopted by a majority of at least two-thirds of the votes validly cast at the Extraordinary General Meeting.

Documents

Copies of the full and unabridged text of the documents to be submitted at the General Meetings together with draft resolutions proposed pursuant to the agenda of each of the General Meetings will be made available on the Company’s website or may be requested in writing by post to Orion Engineered Carbons S.A. 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg, or by email to investor-relations@orioncarbons.com.

* * * * * * * * * * * * * * * * * * * * * *
Explanation of Proposals of the Board of Directors with regard to the AGM Agenda:

1)
Presentation of the management report by the Board of Directors and the reports of the independent auditor of the Company in relation to the annual accounts and the consolidated financial statements of the Company for the financial year that ended on December 31, 2018.

The annual accounts and consolidated financial statements of the Company for the financial year that ended on December 31, 2018 together with the management reports by the Board of Directors and the reports of the independent auditor of the Company in relation to the financial statements of the Company for the financial year that ended on December 31, 2018 will be made available on the Company’s website and at the registered office of the Company at least eight days before the General Meetings. Copies of the annual accounts and the relevant audit report will also be sent to Shareholders of record in accordance with article 461-6 of the Luxembourg law of 10th August 1915 on commercial companies, as amended (the “Law”).

2)	Approval of the annual accounts of the Company for the financial year that ended on December 31, 2018.

The Board of Directors proposes that the annual accounts of the Company for the financial year that ended on December 31, 2018, be approved by the Shareholders, after due consideration of the report from the independent auditor on such annual accounts.

Exhibit 99.1

3)	Approval of the consolidated financial statements of the Company for the financial year that ended on December 31, 2018.

The Board of Directors proposes that the consolidated financial statements of the Company for the financial year that ended on December 31, 2018, be approved by the Shareholders, after due consideration of the report from the independent auditor on such consolidated financial statements.

4)	Allocation of results and approval of the payment by the Company of interim dividends in the aggregate amount of EUR 40,526,180.56, during the financial year that ended on December 31, 2018.

The Board of Directors proposes that the Shareholders resolve that from an amount of EUR 60,767,095.29, which includes EUR 30,961,014.10 of profit brought forward and EUR 29,806,081.19 of profit for the 2018 Financial Year:

i.	an amount of EUR 40,045.30 should be allocated to the legal reserve so as to bring the legal reserve from its current amount of EUR 5,963,512 up to an amount of EUR 6,003,557.90;

ii.	an amount of EUR 40,526,180.56 has been paid as interim dividends (the ”Interim Dividends”; and

iii.	an amount of EUR 20,200,869.43 shall be brought forward to the next financial year.

The Board further proposes to the Shareholders to approve the Interim Dividend paid by the Company from its share premium reserve during the 2018 Financial Year in the above-mentioned aggregate amount of EUR 40,526,180.56.

The consolidated financial statements together with the report of the independent auditor on such annual accounts are available on the Company’s website and at the registered office of the Company.

5)	Discharge of the current members of the Board of Directors of the Company for the performance of their mandates during the financial year that ended on December 31, 2018.

The Board of Directors recommends that the Shareholders discharge the current members of the Board of Directors, for the performance of their mandates during the financial year that ended on December 31, 2018, including discharge from any liability in connection with the performance of their mandates, including the management of the Company’s affairs during such period.

6)	Discharge of the independent auditor of the Company for the performance of its mandate during the financial year that ended on December 31, 2018.

The Board of Directors recommends that the Shareholders discharge the independent auditor from any liability in connection with the performance of its mandate during the financial year that ended on December 31, 2018, including the audit of the Company’s annual accounts and consolidated financial statements for such period.

7)
Appointment of an independent auditor (Réviseur d’Entreprises agréé) with respect to the annual accounts and the consolidated financial statements of the Company for the financial year ending on December 31, 2019.

The Board of Directors proposes that Ernst & Young, Luxembourg, Société anonyme - Cabinet de révision agréé shall be appointed as independent auditor of the Company with respect to the annual accounts and the consolidated financial statements of the Company for the financial year ending on December 31, 2019.

Exhibit 99.1

8)
Approval of compensation of the Board of Directors for the period commencing on January 1, 2019, and ending on December 31, 2019, consisting of (i) an aggregate cash amount of EUR 740,000 to be paid to the Board of Directors and (ii) an amount of USD 100,000 to be paid to each Director, other than those receiving salary from the Company or its affiliates, in the form of equity based awards (based on the grant date fair market value of such awards), as determined from time to time by the Board of Directors.

The Board of Directors proposes that the total gross compensation (including applicable withholding taxes) for the Board of Directors for the period commencing on January 1, 2019, and ending on December 31, 2019, should consist of (i) an aggregate cash amount of EUR 740,000 to be paid to the Board of Directors and (ii) an amount of USD 100,000 to be paid to each Director, other than those receiving salary from the Company or its affiliates, in the form of equity based awards (based on the grant date fair market value of such awards), as determined from time to time by the Board of Directors.

Explanation of Proposals of the Board of Directors with regard to the EGM Agenda:

1)
Partial renewal of the Company’s authorized share capital concerning up to five million shares under Article 6 of the Company’s articles of association for a period of five years starting from the date of the publication of the resolutions of the Extraordinary General Meeting and amendment of the Company’s articles of association;

The Board of Directors proposes that the Shareholders resolve to partially renew, for a period of five (5) years, the authorization granted to the Board of Directors to issue common shares, to grant options to subscribe for common shares and to issue any other instruments giving access to common shares, up to the number of authorized and unissued shares, to such persons and on such terms as the Board of Directors shall see fit, and specifically to proceed to such issue by cancelling or limiting the existing shareholders’ preferential rights to subscribe for the new common shares to be issued. The new authorized share capital (which, for the avoidance of doubt excludes the issued common shares of the Company), is set at five million euro (EUR 5,000,000), consisting of five million (5,000,000) common shares with no par value. For the avoidance of doubt, the authority of the Board of Directors to issue new common shares from the authorized share capital will remain subject to any other applicable requirements.

A redline version of the revised articles of association of the Company, showing the proposed amendments against the current version, is available on the Company’s website (http://investor.orioncarbons.com/sec-filings).

For information:
Orion Engineered Carbons S.A.
Investor-relations@orioncarbons.com